Appendix A-1

KLP 2006-N3 Family Trust
KLP 2006 N-4 Family Trust
JV 2010 N-1 Trust
TV 2010 N-1 Trust
AS 2010 N-1 Trust
DS 2010 N-1 Trust
Settlement 1740 Trust #33
Settlement T-551-7

Appendix A-2

A.N.P. Trust #27
ECI Trust-Julia
ACPS P.G. Trust
JSPV P.G. Trust
TSPV P.G. Trust